UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

March 5, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: G47048 106

1	NAME OF REPORTING PERSON Chiu Sin Nang, Kenny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,589,744
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,589,744
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,589,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No: G47048 106

1	NAME OF REPORTING PERSON Creative Big Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,589,744
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,589,744
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,589,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

iClick Interactive Asia Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:

Chiu Sin Nang, Kenny
Creative Big Limited
(collectively, “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

The address of the Reporting Persons is Flat 23B, Block 6, Hanley Villa, 22 Yau Lai Road, Yau Kom Tau, Tsuen Wan, Hong Kong S.A.R.

Item 2(c).	Citizenship:

Chiu Sin Nang, Kenny — Hong Kong
Creative Big Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e)	CUSIP Number:

G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership.

Reporting Person:	Amount Beneficially Owned:	Percent of Class:(1)	Sole Power to Vote or to Direct the Vote:	Shared Power to Vote or to Direct the Vote:	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:
Chiu Sin Nang, Kenny	3,589,744(2)	9.8%	3,589,744(2)	0	3,589,744(2)	0
Creative Big Limited	3,589,744(3)	9.8%	3,589,744(3)	0	3,589,744(3)	0

(1)

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 36,719,179 ordinary shares, comprised of 31,898,571 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, outstanding as of February 24, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)

Represents 3,589,744 Class A ordinary shares directly held by Creative Big Limited, a company incorporated in the British Virgin Islands. Mr. Chiu Sin Nang, Kenny is the sole shareholder and the sole director of Creative Big Limited.

(3)	Represents 3,589,744 Class A ordinary shares directly held by Creative Big Limited.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2020

Chiu Sin Nang, Kenny

/s/ Chiu Sin Nang, Kenny

Creative Big Limited
By:	/s/ Chiu Sin Nang, Kenny
Name:	Chiu Sin Nang, Kenny
Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement